SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2009

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated October 30, 2009 (GRUPO TMM REPORTS THIRD-QUARTER 2009 FINANCIAL RESULTS)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2009
FINANCIAL RESULTS

 •   Consolidated operating profit up $4.7 million for quarter and 34.5% in first nine months
 •   Maritime operating profit up 40.8% for quarter and 21.9% in first nine months
 •   EBITDA up 119.2% for quarter and 42.0% in first nine months

(Mexico City, October 28, 2009) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the third quarter and first nine months of 2009.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, ”In the 2009 third quarter, weak economic conditions continued to negatively impact revenues at each of our business units. However, operating profit, operating margins and EBITDA in the third quarter and first nine months of 2009 exceeded last years’ results.”

“Consolidated revenues decreased 21.8 percent in the 2009 third quarter and 16.3 percent in the 2009 nine-month period compared to the same periods of last year. Notwithstanding these revenue decreases, consolidated operating profit in the 2009 third quarter improved to $3.8 million compared to an operating loss of $0.9 million in the same period last year, and improved to $14.8 million in the 2009 nine-month period compared to $11.0 million in the 2008 nine-month period. These improvements were mainly due to lower costs and expenses and to improved profits at Maritime in the 2009 periods compared to the 2008 periods.”

Serrano continued, “In the 2009 third quarter, corporate expenses decreased 34.4 percent, or $2.1 million, and in the first nine months of 2009, decreased 22.5 percent, or $3.3 million, both compared to the same respective periods of last year. The ratio of corporate expenses to total revenue declined to 5.4 percent in the 2009 third quarter and to 5.0 percent in the 2009 nine-month period.”

“Consolidated EBITDA grew year-over-year, up 119.2 percent from $7.8 million in the 2008 third quarter to $17.1 million in the 2009 third quarter. Consolidated EBITDA increased 42.0 percent, from $36.9 million in the 2008 period to $52.4 million, in the 2009 period.”

“At Maritime, third-quarter 2009 revenues fell 6.5 percent compared to third-quarter 2008, mainly due to a decrease in product tanker revenue days and to fewer vessels in operation. For the nine-month period of 2009 compared to the same period of 2008, Maritime revenues remained stable at $151 million.”

“However, Maritime operating profit and margins increased in both 2009 periods compared to last year. In the 2009 third quarter, operating profit improved 40.8 percent to $14.5 million, and in the 2009 nine-month period, increased 21.9 percent to $40.6 million, mainly due to improvements at our offshore segment as a result of more vessels in operation and to higher average daily rates when compared to 2008.”

“We continue to enhance our vessel utilization and productivity at our Maritime division, as we have recently closed four new long-term contracts. One product tanker and one new offshore vessel each began five-year contracts in mid-August, contributing to 2009 third-quarter results. Additionally, one new offshore vessel began a five-year contract this month, and another vessel will begin a five-year contract in early November, both of which will contribute to our results in the fourth quarter.”

Serrano continued, “In the first nine months of 2009, lower automobile production, decreasing total trade and negative economic indexes in Mexico and abroad have negatively impacted TMM’s Ports and Logistics divisions’ revenue and operations. Port revenue and operating profit decreased in the 2009 periods compared to the 2008 periods mainly due to reduced auto exports and fewer cruise ship calls in the Port of Acapulco. At Logistics, trucking, auto hauling and warehousing were negatively affected period over period by reduced volumes as a result of lower demand for consumer goods, retail and auto parts. Logistics revenue was also impacted by the depreciation of the peso versus the dollar in 2009 compared to 2008.”

“Net financial costs in the 2009 periods were partially offset by peso depreciation versus the dollar, as we recorded a net exchange gain of $18.0 million in the third quarter, which in turn reduced the net exchange loss for the first nine months of 2009 to $7.4 million.”

Serrano concluded, “As we have discussed previously, we continue to work on the restructuring of our dollar denominated debt and sale of our non- strategic and non- productive assets and operations. While we would have hoped to have these actions completed by today, global credit markets, the Mexican economy and Mexican regulations have made these dealings very complex and time consuming.”

“I want to assure our shareholders that we are now in the final stages to reach an agreement to refinance this debt, which is necessary for TMM’s renewed growth and improved shareholder returns. Completing these transactions will allow us to de-lever the Company, ease our financial costs, increase our financial flexibility and focus all of our efforts going forward on improving TMM’s operating profit to become free cash flow positive in 2010, positioning the Company for long-term growth and profitability.”

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Thursday, October 29 at 11:30 a.m. Eastern time. To participate in the conference call, please dial (888) 554-1432 (domestic) or (719) 325-2172 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=62685.

A replay of the conference call will be available through November 12 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 7939427. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=62685.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables and financial and operational highlights

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Second-Quarter 2009 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.